Schedule 13G/A
(Amendment No. 13)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Ecology and Environment, Inc.
(Name of Issuer)

Class A Common Stock
(Class B Common Stock is convertible into Class A Common Stock on a one for one basis.)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:     278878 10 3

1)	Name of reporting person(s):	Gerald A. Strobel

2)	Check the appropriate box if a member of a group:	Not Applicable

3)	Securities and Exchange Commission use only:

4)	Citizenship or place of organization:	United States

Number of shares beneficially owned by reporting person with:

5)	Sole voting power	Class A (1)	Class B (2)

		208,578	208,578

6)	Shared voting power	Class A	Class B

		-0-	-0-

7)	Sole dispositive power	Class A	Class B

		1,008	1,008

8)	Shared dispositive power (3)	Class A (1)	Class B (2)

		207,570	207,570

(1) Class B Stock is convertible into Class A Stock on a one for one basis.

(2)    Includes 1,008 shares of Class B Common Stock owned  in equal amounts by Mr. Strobel as custodian for each of his three children as to which he disclaims beneficial ownership.  Does not include any other shares of
Class B Common Stock owned by Mr. Strobel's children.

(3)    Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a
Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,176,068 shares of Class B
Common Stock owned by them, certain members of their families, and a former spouse.  The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members of the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

9)	Aggregate amount beneficially owned by reporting person:	Class A	Class B

		208,578	208,578

10)	Check box if the aggregate amount in Row 9 excludes certain shares	[ ]

11)	Percent of class represented by amount in Row 9:	Class A Common Stock	Class B Common Stock

		7.9%	12.7%

12)	Type of Reporting Person:	Individual

United States
Securities and Exchange Commission
Washington, D.C.

Schedule 13G
Under the Securities Exchange Act of 1934

Item 1(a):	Name of issuer:	Ecology and Environment, Inc.

Item 1(b):	Address of issuer's principal executive offices:	368 Pleasant View Drive, Lancaster, New York 14086

Item 2(a):	Name of person filing:	Gerald A. Strobel

Item 2(b):	Address of principal business office:	368 Pleasant View Drive, Lancaster, New York 14086

Item 2(c):	Citizenship:	United States

Item 2(d):	Title of class of securities:	Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one for one basis.)

Item 2(e):	CUSIP number:	278878 10 3

Item 3:	Not Applicable

Item 4(a):	Amount beneficially owned: (1)(2)(3)(4)(5)(6):	Class A	Class B

		208,578	208,578

Item 4(b):	Percent of class:	Class A	Class B

		7.9%	12.7%

Item 4(c)(i):	Sole power to vote or to direct the vote:	Class A	Class B

		208,578	208,578

Item 4(c)(ii):	Shared power to vote or to direct the vote:	Class A	Class B

		-0-	-0-

Item 4(c)(iii):	Sole power to dispose or to direct the disposition of:	Class A	Class B

		1,008	1,008

Item 4(c)(iv):	Shared power to dispose or to direct the disposition of:	Class A	Class B

		207,570	207,570

(1) Class B Stock is convertible into Class A Stock on a one for one basis.

(2)    The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights.  The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder.  Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock
Option Plan, none of which have been granted to the Filing Person.

(3)    Does not include 71,107 shares (35,650 shares of Class A Common Stock and 35,457 shares of Class B
Common Stock) owned by the Company's Defined Contribution Plan of which Messrs. Gerhard J. Neumaier,
Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel constitute four of five Trustees.

(4)    Messrs. Gerhard J. Neumaier, Frank B. Silvestro, Ronald L. Frank and Gerald A. Strobel entered into a
Stockholders' Agreement in 1970 which governs the sale of an aggregate of 1,176,068 shares of Class B
Common Stock owned by them, certain members of their families and a former spouse.  The Agreement provides that prior to accepting a bona fide offer to purchase all or any part of those shares, each party must first allow the other members to the agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5) There are 2,435,435 shares of Class A Common Stock outstanding and 1,643,045 shares of Class B Common Stock outstanding as of December 31, 2004.

(6)    Includes 1,008 shares of Class B Common Stock owned by Mr. Strobel as custodian for each of his three children as to which he disclaims beneficial ownership. Does not include any other shares of Class B
Common Stock owned by Mr. Strobel's children.

Item 5:	Ownership of five percent or less of a class:	Not Applicable

Item 6:	Ownership of more than five percent on behalf of another person:	Not Applicable

Item 7:	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:	Not Applicable

Item 8:	Identification and classification of members of the group:	Not Applicable

Item 9:	Notice of dissolution of group:	Not Applicable.

Item 10:	Certification:	Not Applicable

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECOLOGY AND ENVIRONMENT, INC.
Dated: February 11, 2005	/s/ GERALD A. STROBEL

GERALD A. STROBEL EXECUTIVE VICE PRESIDENT OF TECHNICAL SERVICES AND DIRECTOR